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Exhibit 12(a)
                               Idaho Power Company
                       Consolidated Financial Information

                  Supplemental Ratio of Earnings to Fixed Charges

                                                      Twelve Months Ended December 31,       Twelve Months
                                                           (Thousands of Dollars)                Ended
                                                                                                March 31,

                                                1992      1993      1994      1995      1996      1997
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income                    $ 59,990  $ 84,464  $ 74,930  $ 86,921  $ 90,618  $ 90,787

Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)             24,601    38,057    35,307    49,498    51,316    50,254
  Investment tax credit adjustment             (1,439)   (1,583)   (1,064)   (1,086)      776       733

     Total income taxes                        23,162    36,474    34,243    48,412    52,092    50,987

Income before income taxes                     83,152   120,938   109,173   135,333   142,710   141,774

Fixed Charges:
  Interest on long-term debt                   53,408    53,706    51,172    51,147    52,165    53,008
  Amortization of debt discount,
   expense and premium - net                      392       507       567       567       594       610
  Interest on short-term bank loans               647       220     1,157     3,144     2,269     2,369
  Other interest                                1,011     2,023     1,538     1,598     2,319     3,010
  Interest portion of rentals                     683     1,077       794       925       991       858

     Total fixed charges                       56,141    57,533    55,228    57,381    58,338    59,855

  Suppl increment to fixed charges*             2,487     2,631     2,622     2,611     2,600     2,597

     Total supplemental fixed charges          58,628    60,164    57,850    59,992    60,938    62,452

Supplemental earnings - as defined           $141,780  $181,102  $167,023  $195,325  $203,648  $204,226

Supplemental ratio of earnings to fixed
 charges                                        2.42X     3.01X     2.89X     3.26X     3.34X     3.27X
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* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc.
  notes which are already included in operating expense.
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